UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated October 27, 2011 regarding the decisions made at the Board of Directors’ meeting held on October 26, 2011.

October 27, 2011

ANNOUNCEMENT REGARDING BOARD DECISIONS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

At the Board of Directors meeting of the Company convened on October 26, 2011:

-
For the adoption of Corporate Governance Rules that are enforced by the Communiqué of the Capital Markets Board dated October 11, 2011, it was decided to apply for the amendment of related articles of the Company’s Articles of Association.

-
The Board of Directors of Turkcell decided to make a call for an extraordinary general assembly on a date to be determined later, through making the necessary amendments on the Company’s Articles of Association, in order to comply with Capital Markets Board legislation.

-	It was decided to grant donations in support of educational projects up to the amount of TRY 11,746,000, assuring full compliance with Capital Markets Board legislation.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 27, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 27, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head